Exhibit 99.3

NORTH AMERICAN CONSTRUCTION GROUP LTD.
Consolidated Financial Statements
For the years ended December 31, 2024 and 2023

KPMG LLP
2200, 10175 - 101 Street
Edmonton AB T5J 0H3
Telephone (780) 429-7300
Fax (780) 429-7379
www.kpmg.ca

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of North American Construction Group Ltd.:
Opinion on Internal Control Over Financial Reporting
We have audited North American Construction Group Ltd. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 19, 2025 expressed an unqualified opinion on those consolidated financial statements.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to maintaining evidence supporting performance of controls relating to inventory counts of Parts and supplies inventories has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included
KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
KPMG Canada provides services to KPMG LLP.

performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants
Edmonton, Canada
March 19, 2025

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
KPMG Canada provides services to KPMG LLP.

KPMG LLP
2200, 10175 - 101 Street
Edmonton AB T5J 0H3
Telephone (780) 429-7300
Fax (780) 429-7379
www.kpmg.ca

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of North American Construction Group Ltd.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of North American Construction Group Ltd. (and subsidiaries) (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 19, 2025 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 2(a)(i) to the consolidated financial statements, the Company has elected to change its method of accounting for the elimination of its proportionate share of profit from downstream sales to affiliates and joint ventures as of January 1, 2023.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the
KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
KPMG Canada provides services to KPMG LLP.

audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Estimation of total costs to be incurred for in-progress unit-price contracts with defined scope
As discussed in note 2(c) to the consolidated financial statements, the Company recognizes revenues under four principal types of contracts: lump-sum, unit-price, time-and-materials, and cost-plus. As discussed in Note 6 to the consolidated financial statements, total contract revenues recognized by the Company on unit-price contracts for the year ended December 31, 2024 were $125.8 million, a portion of which related to contracts with defined scope that were in-progress at year-end. Under its unit-price contracts with defined scope, the Company recognizes revenue over time, using the percentage of completion method, measured by the ratio of costs incurred to date to estimated total costs (ETC).
We identified the evaluation of ETC for in-progress unit-price contracts with defined scope as a critical audit matter. The evaluation of the ETC for in-progress unit-price contracts with defined scope involved complex auditor judgement, given these estimates are dependent upon a number of factors, including completeness and accuracy of the original bid, changes in productivity expectations, site conditions that differ from those assumed in the original bid, costs associated with added scope changes, and extended costs due to owner, weather and other delays.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the revenue recognition process. This included controls related to the Company’s review of new contracts, the Company’s forecast review to assess reasonability of the ETC for unit-price contracts with defined scope that were in-progress at year-end, and the Company’s look-forward analysis to re-assess reasonability of ETC for these same contracts after year-end. For a selection of these contracts, we performed substantive procedures to assess the accuracy of the estimates made at year-end, including for key factors related to labour hours, equipment usage, and material costs and quantities to be incurred over the remaining contract periods. For each selected contract, we evaluated the reasonableness of the Company’s ETC for the contract, including tracing a selection of costs in the ETC (material costs and quantities, labor hours, and equipment usage) to recent forecasts developed by project managers and comparing actual costs incurred subsequent to year-end for consistency with corresponding amounts included in the ETC at year-end. We evaluated the ETC by inspecting, for the same selection of contracts, the executed contract with the customer to evaluate the Company’s identification of the performance obligation and the determined method for measuring contract progress. We conducted interviews with relevant project personnel to gain an understanding of the status of project activities and factors impacting the ETC of the selected contract, such as costs associated with scope changes; extended overhead due to owner, weather, and other delays; changes in productivity expectations; site conditions that differ from those assumed in the original bid; and contract incentive and penalty provisions. We evaluated the Company’s ability to estimate these amounts by comparing actual project margins to previous estimates.
Fair value measurement of contingent consideration related to the earn-out amount in business combination
As discussed in note 22 to the consolidated financial statements, the Company acquired MacKellar in a business combination that was completed on October 1, 2023 (the acquisition date). The purchase consideration for this business combination consisted of various components and includes an earn-out mechanism based on MacKellar’s future net income generated over four years subsequent to the acquisition. As of December 31, 2024, the Company recognized a liability related to contingent consideration of $127.9 million, which includes the liability for the MacKellar earn-out amount. The determination of the fair value of the contingent consideration related to the earn-out amount required the Company to make significant estimates and assumptions, including estimating the future forecasted net income of MacKellar and the determination of the discount rate.
We identified the evaluation of the fair value of contingent consideration related to the earn-out amount related to the MacKellar business combination recognized at December 31, 2024 as a critical audit matter. A high degree of subjective auditor judgment and specialized skills and knowledge were
KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
KPMG Canada provides services to KPMG LLP.

required in evaluating certain inputs into the fair value determination, including estimating the future forecasted net income of MacKellar and the determination of the discount rate.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and implementation and tested the operating effectiveness of certain internal controls related to the estimation of the fair value of contingent consideration related to the earn-out amount, including the estimation of future forecasted net income of MacKellar, and the determination of the discount rate. We evaluated the future forecasted net income of MacKellar used in the determination of the fair value of contingent consideration related to the earn-out amount by comparing it to MacKellar’s actual historical results and, assessing the Company’s ability to accurately estimate MacKellar’s forecasted net income by comparing the 2024 forecasted amounts to actual 2024 amounts.
In addition, we involved valuation professionals with specialized skills and knowledge to assist in evaluating the discount rate used by comparing the inputs used by the Company to determine the discount rate to publicly available market data for comparable entities.

/s/ KPMG LLP

Chartered Professional Accountants
Edmonton, Canada
March 19, 2025
KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
KPMG Canada provides services to KPMG LLP.

Consolidated Balance Sheets
As at December 31
(Expressed in thousands of Canadian Dollars)

	Note	2024	2023
Assets
Current assets
Cash		$77,875	$88,614
Accounts receivable	5,10	166,070	97,855
Contract assets	6(b)	4,135	35,027
Inventories	7	74,081	64,962
Prepaid expenses and deposits		7,676	7,402
Assets held for sale		683	1,340
		330,520	295,200
Property, plant and equipment	8	1,246,584	1,142,946
Operating lease right-of-use assets	9	12,722	12,782
Investments in affiliates and joint ventures	10	84,692	81,435
Intangible assets		9,901	6,971
Other assets	11,16(b)	9,845	7,144
Total assets		$1,694,264	$1,546,478
Liabilities and shareholders' equity
Current liabilities
Accounts payable		$110,750	$146,190
Accrued liabilities	13	77,908	72,225
Contract liabilities	6(b)	1,944	59
Current portion of long-term debt	14	84,194	81,306
Current portion of contingent obligations	16(a),22	39,290	22,501
Current portion of operating lease liabilities	9	1,771	1,742
		315,857	324,023
Long-term debt	14	719,399	611,313
Contingent obligations	16(a),22	88,576	93,356
Operating lease liabilities	9	11,441	11,307
Other long-term obligations	6(b),15	44,711	41,001
Deferred tax liabilities	12	125,378	108,824
		1,305,362	1,189,824
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2024 - 27,704,450 (December 31, 2023 – 27,827,282))	17(a)	228,961	229,455
Treasury shares (December 31, 2024 - 1,000,328 (December 31, 2023 - 1,090,187))	17(a)	(15,913)	(16,165)
Additional paid-in capital		20,819	20,739
Retained earnings		156,125	123,032
Accumulated other comprehensive loss		(1,090)	(407)
Shareholders' equity		388,902	356,654
Total liabilities and shareholders' equity		$1,694,264	$1,546,478
Contingencies	24
Subsequent events	14(b),16(e),17(c)
Approved on behalf of the Board

/s/ Joseph Lambert	/s/ Bryan D. Pinney
Joseph Lambert, President and Chief Executive Officer	Bryan D. Pinney, Audit Chair and Lead Director
See accompanying notes to consolidated financial statements.

Consolidated Financial Statements December 31, 2024	F - 1	North American Construction Group Ltd.

Consolidated Statements of Operations and
Comprehensive Income
For the years ended December 31
(Expressed in thousands of Canadian Dollars, except per share amounts)

	Note	2024	2023
Revenue	6,25	$1,165,787	$964,680
Cost of sales	19,25	789,056	678,528
Depreciation		166,683	131,319
Gross profit		210,048	154,833
General and administrative expenses	21,22	55,951	56,844
Loss on disposal of property, plant and equipment		767	1,659
Operating income		153,330	96,330
Equity earnings in affiliates and joint ventures	10,25	(15,299)	(25,199)
Interest expense, net	20	59,340	36,948
Change in fair value of contingent obligations	16(a)	53,206	4,681
Gain on derivative financial instruments	16(b)	(3,952)	(6,063)
Income before income taxes		60,035	85,963
Current income tax (benefit) expense	12	(3,280)	6,841
Deferred income tax expense	12	19,230	15,981
Net income		44,085	63,141
Other comprehensive income
Unrealized foreign currency translation loss		683	713
Comprehensive income		$43,402	$62,428

Per share information
Basic net income per share	17(b)	$1.65	$2.38
Diluted net income per share	17(b)	$1.52	$2.09
See accompanying notes to consolidated financial statements.

Consolidated Financial Statements December 31, 2024	F - 2	North American Construction Group Ltd.

Consolidated Statements of Changes in Shareholders’
Equity
(Expressed in thousands of Canadian Dollars)

	Common shares	Treasury shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Total
Balance at December 31, 2022	$229,455	$(16,438)	$22,095	$70,501	$306	$305,919
Net income	—	—	—	63,141	—	63,141
Unrealized foreign currency translation loss	—	—	—	—	(713)	(713)
Dividends ($0.40 per share)	—	—	—	(10,610)	—	(10,610)
Purchase of treasury shares	—	(5,991)	—	—	—	(5,991)
Stock-based compensation	—	6,264	(1,356)	—	—	4,908
Balance at December 31, 2023	$229,455	$(16,165)	$20,739	$123,032	$(407)	$356,654
Net income	—	—	—	44,085	—	44,085
Unrealized foreign currency translation loss	—	—	—	—	(683)	(683)
Dividends ($0.42 per share)	—	—	—	(10,992)	—	(10,992)
Share purchase programs	(1,138)	—	(3,173)	—	—	(4,311)
Purchase of treasury shares	—	(2,466)	—	—	—	(2,466)
Stock-based compensation	—	2,718	3,253	—	—	5,971
Conversion of convertible debentures	644	—	—	—	—	644
Balance at December 31, 2024	$228,961	$(15,913)	$20,819	$156,125	$(1,090)	$388,902
See accompanying notes to consolidated financial statements.

Consolidated Financial Statements December 31, 2024	F - 3	North American Construction Group Ltd.

Consolidated Statements of Cash Flows
For the years ended December 31
(Expressed in thousands of Canadian Dollars)

	Note	2024	2023
Cash provided by
Operating activities:
Net income		$44,085	$63,141
Adjustments to reconcile net income to cash from operating activities:
Depreciation		166,683	131,319
Amortization of deferred financing costs	20	3,000	1,635
Loss on disposal of property, plant and equipment		767	1,659
Gain on derivative financial instruments	16(b)	(3,952)	(6,063)
Stock-based compensation expense	21	8,706	15,828
Cash settlement of deferred share unit plan	21(c)	—	(7,817)
Equity earnings in affiliates and joint ventures	10	(15,299)	(25,199)
Dividends and advances received from affiliates and joint ventures	10	7,336	19,330
Deferred income tax expense	12	19,230	15,981
Change in fair value of contingent obligations	16(a)	53,206	8,268
Unrealized foreign currency loss		(2,843)	7,699
Other adjustments to cash from operating activities		1,231	1,675
Net changes in non-cash working capital	23(b)	(64,543)	50,634
		217,607	278,090
Investing activities:
Acquisition of MacKellar, net of cash acquired	22	—	(51,671)
Purchase of property, plant and equipment		(280,144)	(202,809)
Additions to intangible assets		(4,199)	(683)
Proceeds on disposal of property, plant and equipment		13,568	10,419
Buyout of BNA Remanufacturing LP, net of cash acquired	10	(3,863)	—
Net payment on the wind up of affiliates and joint ventures		—	(387)
Net collections (advances) of loans with affiliates and joint ventures		(4,060)	(2,345)
Cash settlement of derivative financial instruments		4,015	2,597
		(274,683)	(244,879)
Financing activities:
Proceeds from long-term debt	14	234,468	340,027
Repayment of long-term debt	14	(130,338)	(315,598)
Financing costs	14(a)	(1,036)	(5,782)
Payments towards contingent obligations	16(a)	(39,689)	(10,369)
Dividends paid	17(d)	(10,644)	(10,034)
Share purchase program	17(c)	(4,311)	—
Purchase of treasury shares	17(a)	(2,466)	(5,991)
		45,984	(7,747)
(Decrease) increase in cash		(11,092)	25,464
Effect of exchange rate on changes in cash		353	(5,994)
Cash, beginning of year		88,614	69,144
Cash, end of year		$77,875	$88,614
Supplemental cash flow information (note 23(a)).
See accompanying notes to consolidated financial statements.

Consolidated Financial Statements December 31, 2024	F - 4	North American Construction Group Ltd.

Notes to Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the "Company"), was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors.
2. Significant accounting policies
a) Basis of presentation
These consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These consolidated financial statements include the accounts of the Company and its wholly-owned incorporated subsidiaries in Canada, the United States and Australia. All significant intercompany transactions and balances are eliminated upon consolidation. The Company also holds ownership interests in other corporations, partnerships and joint ventures.
The Company consolidates variable interest entities ("VIE") for which it is considered to be the primary beneficiary as well as voting interest entities in which it has a controlling financial interest as defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810, Consolidation, and related standards. Investees and joint ventures over which the Company exercises significant influence are accounted for using the equity method and are included in "investments in affiliates and joint ventures" within the accompanying Consolidated Balance Sheets.
i) Change in significant accounting policy - Basis of presentation
During the first quarter of 2024, the Company changed its accounting policy for the elimination of its proportionate share of profit from downstream sales to affiliates and joint ventures to record through equity earnings in affiliates and joint ventures on the Consolidated Statements of Operations and Comprehensive Income. Prior to this change, the Company eliminated its proportionate share of profit on downstream sales to affiliates and joint ventures through revenue and cost of sales. The change in accounting policy simplifies the presentation for downstream profit eliminations and has no cumulative impact on retained earnings.
The Company has accounted for the change retrospectively in accordance with the requirements of US GAAP Accounting Standards Codification ("ASC") 250 by restating the comparative period. For details of retrospective changes, refer to note 25 in these consolidated financial statements.
b) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Significant estimates and judgments made by management include:
•the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of variable revenue from unapproved contract modifications and change orders on revenue contracts;
•the determination of whether an acquisition meets the definition of a business combination;
•the fair value of the assets acquired and liabilities assumed as part of an acquisition;
•the evaluation of whether the Company is a primary beneficiary of an entity or has a controlling interest in an investee and is required to consolidate it;
•assumptions used in measuring the fair value of contingent obligations;
•assumptions used in impairment testing; and

Consolidated Financial Statements December 31, 2024	F - 5	North American Construction Group Ltd.

•estimates and assumptions used in the determination of the allowance for credit losses, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.
The accuracy of the Company’s revenue and profit recognition in a given period is dependent on the accuracy of the estimates of the cost to complete each project. Cost estimates for significant projects are estimated using a detailed cost analysis of project activities and the Company believes its experience allows it to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract costs and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:
•the completeness and accuracy of the original bid;
•costs associated with added scope changes;
•extended costs due to owner, weather and other delays;
•subcontractor performance issues;
•changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;
•changes in productivity expectations;
•site conditions that differ from those assumed in the original bid;
•contract incentive and penalty provisions;
•the availability and skill level of workers in the geographic location of the project; and
•a change in the availability and proximity of equipment and materials.
The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.
c) Revenue recognition
The Company's revenue source falls into one of three categories: construction services, operations support, or equipment and component sales.
Construction services are related to mine development or expansion projects and are generally funded from customers' capital budgets. The Company provides construction services under lump-sum, unit-price, time-and materials and cost-plus contracts. When the commercial terms are lump-sum and unit-price, the contract scope and value is typically defined. Time-and-materials and cost-plus contracts are generally undefined in scope and total price. Operations support services revenue is mainly generated under long-term site-services agreements with the customers (master service agreement and multiple use contracts). These agreements clearly define whether commitment to volume or scope of services over the life of the contract is included or excluded. When excluded, work under the agreement is awarded through shorter-term work authorizations under the general terms of the agreement. The Company generally provides operations support services under either time-and-materials or unit-price contracts depending on factors such as the degree of complexity, the completeness of engineering and the required schedule. Equipment and component sales revenue is generated from equipment maintenance and rebuild activities, along with the mining component supplier business. The commercial terms for equipment and component sales are generally lump-sum, unit-price, or time-and-materials.
Significant estimates are required in the revenue recognition process including assessment of the percentage of completion, identification of performance obligations, and estimation of variable consideration, including the extent of any constraints.
The Company’s invoicing frequency and payment terms are in accordance with negotiated customer contracts. Customer invoicing can range between daily and monthly and payment terms generally range between net 15 and net 60 days. The Company does not typically include extended payment terms in its contracts with customers. Under these payment terms, the customer pays progress payments based on actual work or milestones completed. When payment terms do not align with revenue recognition, the variance is recorded to either contract liabilities or contract assets, as appropriate. Customer contracts do not generally include a significant financing component because the Company does not expect the period between customer payment and transfer of control to exceed one year. The Company does not adjust consideration for the effects of a significant financing component if the period of time between the transfer of control and the customer payment is less than one year.

Consolidated Financial Statements December 31, 2024	F - 6	North American Construction Group Ltd.

The Company accounts for a contract when it has approval and commitments from both parties, the rights of the parties are identified, the payment terms are identified, the contract has commercial substance, and the collectability of consideration is probable. Each contract is evaluated to determine if it includes more than one performance obligation. This evaluation requires significant judgement and the determination that the contract contains more than one performance obligation could change the amount of revenue and profit recorded in a given period. The majority of the Company's contracts with defined scope include one significant integrated service, where the Company is responsible for ensuring the individual goods and services are incorporated into one combined output. Such contracts are accounted for as one performance obligation. When more than one distinct good or service is contracted, the contract is separated into more than one performance obligation and the total transaction price is allocated to each performance obligation based upon stand-alone selling prices. When a stand-alone selling price is not observable, it is estimated using a suitable method.
The total transaction price can be comprised of fixed consideration and variable consideration, such as profit incentives, discounts and performance bonuses or penalties. When a contract includes variable consideration, the amount included in the total transaction price is based on the expected value or the most likely amount, constrained to an amount for which it is probable a significant reversal will not occur. Significant judgement is involved in determining if a variable consideration amount should be constrained. In applying this constraint, the Company considers both the likelihood of a revenue reversal arising from an uncertain future event and the magnitude of the revenue reversal if the uncertain event were to occur or fail to occur. The following circumstances are considered to be possible indicators of significant revenue reversals:
•The amount of consideration is highly susceptible to factors outside the Company’s influence, such as judgement of actions of third parties and weather conditions;
•The length of time between the recognition of revenue and the expected resolution;
•The Company’s experience with similar circumstances and similar customers, specifically when such items have predictive value;
•The Company’s history of resolution and whether that resolution includes price concessions or changing payment terms; and
•The range of possible consideration amounts.
The Company's performance obligations for construction services and operations support are typically satisfied by transferring control over time, for which revenue is recognized using the percentage of completion method, measured by the ratio of costs incurred to date to estimated total costs. For defined scope contracts, the cost-to-cost method faithfully depicts the Company’s performance because the transfer of the asset to the customer occurs as costs are incurred. The costs of items that do not relate to the performance obligation, particularly in the early stages of the contract, are excluded from costs incurred to date. Pre-construction activities, such as mobilization and site setup, are recognized as contract costs on the Consolidated Balance Sheets and amortized over the life of the project. These costs are excluded from the cost-to-cost calculation. Equipment and component sales are typically satisfied at a point in time, and revenue is recognized when control of the completed asset has been transferred to the customer, along with the cost of goods sold (cost of sales).
The Company has elected to apply the ‘as-invoiced’ practical expedient to recognize revenue in the amount to which the Company has a right to invoice for all contracts in which the value of the performance completed to date directly corresponds with the right to consideration. This will be applied to all contracts, where applicable, and the majority of undefined scope work is expected to use this practical expedient.
The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Cost of sales include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour and supplies. General and administrative expenses are charged to expenses as incurred. If a loss is estimated on an uncompleted contract, a provision is made in the period in which such losses are determined.
Changes in project performance, project conditions, and estimated profitability, including those arising from profit incentives, penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedules. Generally, a "change order" will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will assess the legal enforceability of the change to

Consolidated Financial Statements December 31, 2024	F - 7	North American Construction Group Ltd.

determine if an unapproved contract modification exists. The Company considers a contract modification to exist when the modification either creates new or changes the existing enforceable rights and obligations.
Most contract modifications are for goods and services that are not distinct from the existing contract due to the integrated services provided in the context of the contract and are accounted for as part of the existing contract. Therefore, the effect of a contract modification on the transaction price and the Company's measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis. If a contract modification is not approved by the customer, the associated revenue is treated as variable consideration, subject to constraint. Management estimates variable consideration utilizing estimation methods that best predict the amount of consideration to which the Company will be entitled. This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods.
In certain instances, the Company’s long-term contracts allow its customers to unilaterally reduce or eliminate scope of work without cause. These instances represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.
Revenue is measured based on consideration specified in the customer contract, and excludes any amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specified revenue producing transaction, that are collected by the Company for a customer, are excluded from revenue.
d) Balance sheet classifications
A one-year time period is typically used as the basis for classifying current assets and liabilities. However, there is a possibility that amounts receivable and payable under construction contracts (principally customer and supplier holdbacks) may extend beyond one year.
e) Cash
Cash includes cash on hand and bank balances net of outstanding cheques.
f) Accounts receivable and contract assets
Accounts receivable are recorded when the Company has an unconditional right to consideration arising from performance of contracts with customers. Accounts receivable may be comprised of amounts billed to customers and amounts that have been earned but have not yet been billed. Such unbilled but earned amounts generally arise when a billing period ends subsequent to the end of the reporting period. When this occurs, revenue equal to the earned and unbilled amount is accrued. Such accruals are classified as accounts receivable on the balance sheet, even though they are not yet billed, as they represent consideration for work that has been completed prior to the period end where the Company has an unconditional right to consideration.
Contract assets include unbilled amounts representing revenue recognized from work performed where the Company does not yet have an unconditional right to compensation. These balances generally relate to (i) revenue accruals on contracts where the percentage of completion method of revenue recognition requires an accrual over what has been billed and (ii) revenue recognized from variable consideration related to unpriced contract modifications.
The Company records allowance for credit losses using the expected credit loss model upon the initial recognition of financial assets. The estimate of expected credit loss considers historical credit loss information that is adjusted for current economic and credit conditions. Bad debt expense is charged to cost of sales in the Consolidated Statements of Operations and Comprehensive Income in the period the allowance is recognized. The counterparties to the majority of the Company's financial assets are major oil and coal producers with a long history of no credit losses.
Holdbacks represent amounts up to 10% of the contract value under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved. Information about the Company’s exposure to credit risks and impairment losses for trade and other receivables is included in note 16(f).
g) Contract costs
The Company occasionally incurs costs to obtain contracts (reimbursable bid costs) and to fulfill contracts (fulfillment costs). If these costs meet certain criteria, they are capitalized as contract costs, included within other assets on the Consolidated Balance Sheets. Capitalized costs are amortized based on the transfer of goods or

Consolidated Financial Statements December 31, 2024	F - 8	North American Construction Group Ltd.

services to which the assets relate and are included in cost of sales. Reimbursable bid costs meet the criteria for capitalization when these costs will be reimbursed by the owner regardless of the outcome of the bid. Generally, this occurs when the Company has been selected as the preferred bidder for a project. The Company recognizes reimbursable bid costs as an expense when incurred if the amortization period of the asset that the entity would have otherwise recognized is one year or less. Costs to fulfill a contract meet the criteria for capitalization if they relate directly to a specifically identifiable contract, they generate or enhance resources that will be used to satisfy future performance obligations and if the costs are expected to be recovered. The costs that meet this criterion are often mobilization and site set-up costs. Contract costs are recorded within other assets on the Consolidated Balance Sheets.
h) Remaining performance obligations
Remaining performance obligations represents the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period. Certain of the Company's long-term contracts can allow customers to unilaterally reduce or eliminate the scope of the contracted work without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods. Excluded from this disclosure are amounts where the Company recognizes revenue as-invoiced (note 6(d)). Remaining performance obligations are recorded within contract assets and contract liabilities on the Consolidated Balance Sheets.
i) Contract liabilities
Contract liabilities consist of advance payments and billings in excess of costs incurred and estimated earnings on uncompleted contracts. Long-term contract liabilities (included in other long-term obligations) consists of upfront receipts from clients for long-term contracts to assist with operations scaling.
j) Inventories
Inventories are carried at the lower of cost and net realizable value, and consist primarily of repair parts, parts and components held for resale, tires and track frames, fuel and lubricants, and customer rebuild work in progress. Cost is determined using the weighted-average method.
k) Property, plant and equipment
Property, plant and equipment are recorded at cost. Equipment under finance lease is recorded at the present value of minimum lease payments at the inception of the lease.
Major components of heavy construction equipment in use such as engines and drive trains are recorded separately. Depreciation is not recorded until an asset is available for and in use. Depreciation is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and rates:

Assets	Basis	Rate
Heavy equipment	Units of production	5,000 - 120,000 hours
Major component parts in use	Units of production	2,500 - 70,000 hours
Other equipment	Straight-line	5 - 10 years
Licensed motor vehicles	Straight-line	5 - 10 years
Office and computer equipment	Straight-line	4 - 10 years
Furnishings, fixtures and facilities	Straight-line	10 - 30 years
Buildings	Straight-line	10 - 50 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term
Land	No depreciation	No depreciation
The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.
l) Goodwill
Goodwill represents the excess of consideration over the fair value of the net tangible and identifiable intangible assets acquired and liabilities assumed in a business combination. Goodwill is reviewed annually on October 1st for impairment or more frequently when there is an indication of potential impairment. Impairment is tested at the

Consolidated Financial Statements December 31, 2024	F - 9	North American Construction Group Ltd.

reporting unit level by comparing the reporting unit's carrying amount to its fair value. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates. The annual test was performed on the acquired goodwill with no impairment identified. The carrying amount of Goodwill can fluctuate due to changes in foreign exchange rates impacting the balances recorded within entities using a currency other than CAD. Goodwill is recorded within other assets on the Consolidated Balance Sheets.
m) Intangible assets
Acquired intangible assets with finite lives are recorded at historical cost net of accumulated amortization and accumulated impairment losses, if any. The cost of intangible assets acquired in an asset acquisition are recorded at cost based upon relative fair value as at the acquisition date. Costs incurred to increase the future benefit of intangible assets are capitalized.
Intangible assets with definite lives are amortized over their estimated useful lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at the end of each reporting period.

Estimated useful lives of definite lived intangible assets and corresponding amortization method are:

Assets	Basis	Rate
Internal-use software	Straight-line	4 years
Customer relationship	Straight-line	4 years
n) Impairment of long-lived assets
Long-lived assets or asset groups held and used including property, plant and equipment and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value, which is charged to the Consolidated Statements of Operations and Comprehensive Income. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of its long-lived assets, such as: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and achieving cost reductions. There can be no assurance that expected future cash flows will be realized or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.
At each reporting period, the Company reviews the carrying value of its long-lived assets for indications of impairment. At December 31, 2024, there were no impairment indicators identified, including, among other factors, no material declines in the operating environment or expected financial results.
o) Assets held for sale
Long-lived assets are classified as held for sale when certain criteria are met, which include:
•management, having the authority to approve the action, commits to a plan to sell the assets;
•the assets are available for immediate sale in their present condition;
•an active program to locate buyers and other actions to sell the assets have been initiated;
•the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;
•the assets are being actively marketed at reasonable prices in relation to their fair value; and
•it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.
Assets to be disposed of by sale are reported at the lower of their carrying amount or estimated fair value less costs to sell and are disclosed separately on the Consolidated Balance Sheets. These assets are not depreciated.

Consolidated Financial Statements December 31, 2024	F - 10	North American Construction Group Ltd.

Equipment disposal decisions are made using an approach in which a target life is set for each type of equipment. The target life is based on the manufacturer’s recommendations and the Company’s past experience in the various operating environments. Once a piece of equipment reaches its target life it is evaluated to determine if disposal is warranted based on its expected operating cost and reliability in its current state. If the expected operating cost exceeds the target operating cost for the fleet or if the expected reliability is lower than the target reliability of the fleet, the unit is considered for disposal. Expected operating costs and reliability are based on the past history of the unit and experience in the various operating environments. Once the Company has determined that the equipment will be disposed, and the criteria for assets held for sale are met, the unit is recorded in assets held for sale at the lower of depreciated cost or net realizable value.
p) Foreign currency translation
The functional currency of the Company is Canadian Dollars. Transactions recorded within these subsidiaries that are denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities within these subsidiaries denominated in foreign currencies are translated into Canadian Dollars at the rate of exchange prevailing at the balance sheet date. The resulting foreign exchange gains and losses are included in the determination of earnings and included within general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.
Accounts of the Company's Australia-based subsidiaries, which have Australian Dollar functional currency, and US-based subsidiaries, which have US Dollar functional currency, are translated into Canadian Dollars using the current rate method. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, and revenue and expense items are translated at the average rate of exchange for the period. The resulting unrealized exchange gains and losses from these translation adjustments are included as a separate component of shareholders’ equity in Accumulated Other Comprehensive Income. The effect of exchange rate changes on cash balances held in foreign currencies is separately reported as part of the reconciliation of the change in cash and for the period.
q) Fair value measurement
Fair value measurements are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritizes the inputs into three broad levels. Fair values included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values included in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The classification of a fair value within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. Transfers between levels of the fair value hierarchy are deemed to have occurred at the date the event or change in circumstance causing the transfer occurred.
r) Income taxes
The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period of enactment. A valuation allowance is recorded against any deferred tax asset if it is more likely than not that the asset will not be realized.
The Company recognizes the effect of income tax positions only if those positions are more likely than not (greater than 50%) of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. Interest and penalties are included in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.
s) Stock-based compensation
The Company has a Restricted Share Unit ("RSU") Plan which is described in note 21(a). RSUs are generally granted effective July 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs generally vest at the end of the three-year term. The Company settles RSUs with common shares purchased on the open market through a trust arrangement. Employees have the option to receive the full amount of vested units or to have the Company withhold shares to satisfy the tax withholding requirements on their behalf. Compensation expense is calculated based on the number of vested RSUs multiplied

Consolidated Financial Statements December 31, 2024	F - 11	North American Construction Group Ltd.

by the fair value of each RSU as determined by the volume weighted-average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value was to be determined. The Company recognizes compensation cost over the three-year term in the Consolidated Statements of Operations and Comprehensive Income, with a corresponding increase to additional paid-in capital. When dividends are paid on common shares, additional dividend equivalent RSUs are granted to all RSU holders as of the dividend payment date. The number of additional RSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding RSUs, divided by the fair market value of the Company's common shares on the dividend payment date. Such additional RSUs are granted subject to the same service criteria as the underlying RSUs.
The Company has a Performance Restricted Share Unit ("PSU") plan which is described in note 21(b). The PSUs vest at the end of a three-year term and are subject to the performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. Such performance criteria include the passage of time and, for awards prior to 2022, is based upon the improvement of total shareholder return ("TSR") as compared to a defined Canadian company peer group. For awards in 2022 and later, performance is based equally on four criteria: (a) improvement of TSR as compared to a defined group consisting of Canadian and US public companies and relevant S&P/TSX small-cap subset indexes; (b) adjusted earnings before interest and taxes; (c) free cash flow; and (d) adjusted return on invested capital. TSR is calculated using the fair market values of voting common shares at the grant date, the fair market value of voting common shares at the vesting date and the total dividends declared and paid throughout the vesting period. The grants are measured at fair value on the grant date using a Monte Carlo model. The Company settles all PSUs with common shares purchased on the open market through a trust arrangement. Employees have the option to receive the full amount of vested units or to have the Company withhold shares to satisfy the tax withholding requirements on their behalf. The Company recognizes compensation cost over the three-year term of the PSU in the Consolidated Statements of Operations and Comprehensive Income, with a corresponding increase to additional paid-in capital.
The Company has a Deferred Stock Unit ("DSU") Plan which is described in note 21(c). The DSU plan enables directors and executives to receive all or a portion of their annual fee or annual executive bonus compensation in the form of DSUs and are settled in cash. The DSUs vest immediately upon issuance and are only redeemable upon departure, retirement or death of the participant. Compensation expense is calculated based on the number of DSUs multiplied by the fair market value of each DSU as determined by the volume weighted-average trading price of the Company’s common shares for the 5 trading days immediately preceding the day on which the fair market value is to be determined, with any changes in fair value recognized in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income. DSUs are liability classified and are revalued at the end of every reporting period. Compensation costs related to DSUs are recognized in full upon the grant date as the units vest immediately. When dividends are paid on common shares, additional dividend equivalent DSUs are granted to all DSU holders as of the dividend payment date. The number of additional DSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding DSUs, divided by the fair market value of the Company's common shares on the dividend payment date. Such additional DSUs are granted subject to the same service criteria as the underlying DSUs.
As stock-based compensation expense recognized in the Consolidated Statements of Operations and Comprehensive Income is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimated.
t) Net income per share
Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period (see note 17(b)). Diluted net income per share is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the year, adjusted for dilutive share amounts. The diluted per share amounts are calculated using the treasury stock method and the if-converted method.
u) Leases
For lessee accounting, the Company determines whether a contract is or contains a lease at inception of the contract. At the lease commencement date, the Company recognizes a right-of-use ("ROU") asset and a lease liability. The ROU asset for operating and finance leases are included in operating lease right-of-use assets and property, plant and equipment, respectively, on the Consolidated Balance Sheets. The lease liability for operating and finance leases are included in operating lease liabilities and long-term debt, respectively.

Consolidated Financial Statements December 31, 2024	F - 12	North American Construction Group Ltd.

Operating and finance lease assets and liabilities are initially measured at the present value of lease payments at the commencement date. Subsequently, finance lease liabilities are measured at amortized cost using the effective interest rate method and operating lease liabilities are measured at the present value of unpaid lease payments.
As most of the Company’s operating lease contracts do not provide the implicit interest rate, nor can the implicit interest rate be readily determined, the Company uses its incremental borrowing rate as the discount rate for determining the present value of lease payments. The Company's incremental borrowing rate for a lease is the rate that the Company would pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company uses the lease implicit interest rate when it is determinable.
The lease term for all of the Company's leases includes the non-cancellable period of the lease plus any period covered by options to extend (or not to terminate) the lease term when it is reasonably certain that the Company will exercise that option.
Lease payments are comprised of fixed payments owed over the lease term and the exercise price of a purchase option if the Company is reasonably certain to exercise the option. The ROU assets for both operating and finance leases are initially measured at cost, which consists of the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred, less any lease incentives received. For finance leases, ROU asset depreciation expense is recognized and presented separately from interest expense on the lease liability through depreciation and interest expense, net, respectively. The ROU asset for operating leases is measured at the amortized value of the ROU asset. For operating leases, amortization of the ROU asset is calculated as the current-period lease cost adjusted by the lease liability accretion to the then outstanding lease balance. Lease expense of the operating lease ROU asset is recognized on a straight-line basis over the remaining lease term through general and administrative expenses.
ROU assets for operating and finance leases are reduced by any accumulated impairment losses. The Company's existing accounting policy for impairment of long-lived assets is applied to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to be recognized.
The Company monitors for events or changes in circumstances that require a reassessment of one or more of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset.
The Company generally accounts for contracts with lease and non-lease components separately. This involves allocating the consideration in the contract to the lease and non-lease components based on each component’s relative standalone price. For certain leases, the Company has elected to apply the practical expedient to account for the lease and non-lease components together as a single lease component. Non-lease components include common area maintenance and machine maintenance. For those leases, the lease payments used to measure the lease liability include all of the fixed consideration in the contract.
ROU assets and lease liabilities for all leases that have a lease term of 12 months or less ("short-term leases") are not recognized. The Company recognizes its short-term lease payments as an expense on a straight-line basis over the lease term. Short-term lease variable payments are recognized in the period in which the payment is assessed.
For lessor accounting, the Company entered into contracts to sublease certain operating property leases to third parties and generally accounts for lease and non-lease components of subleases separately.
If any of the following criteria are met, the Company classifies the lease as a sales-type lease:
•The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;
•The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;
•The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease;
•The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.
•The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Consolidated Financial Statements December 31, 2024	F - 13	North American Construction Group Ltd.

When none of these criteria are met, the Company classifies the lease as an operating lease unless both of the following criteria are met, in which case the Company records the lease as a direct financing lease:
•The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments and/or any other third party unrelated to the lessor equals or exceeds substantially all of the fair value of the underlying asset.
•It is probable that the lessor will collect the lease payments plus any amount necessary to satisfy a residual value guarantee.
For sales-type leases, the Company recognizes the net investment in the lease, and derecognizes the underlying asset on the Consolidated Balance Sheets. The interest income over the lease term is recognized in the Consolidated Statements of Operations and Comprehensive Income, with cash received from leases classified as operating cash flows in the Consolidated Statements of Cash Flows. The difference between the cash received from leases and the interest income is the reduction of the initial net investment. The net investment at the end of the lease term will equate to the estimated residual value at lease inception. For operating leases, the Company continues to recognize the underlying asset on the Consolidated Balance Sheets, and lease income is recognized in revenue, straight-line over the lease term in the Consolidated Statements of Operations and Comprehensive Income. The cash received from leases are classified as operating cash flows on the Consolidated Statements of Cash Flows.
v) Deferred financing costs
Underwriting, legal and other direct costs incurred in connection with the issuance of debt are presented as deferred financing costs. Deferred financing costs related to the mortgage and the issuance of Convertible Debentures are included within liabilities on the Consolidated Balance Sheets and are amortized using the effective interest method over the term to maturity. When Convertible Debentures are converted before maturity, the remaining balance of deferred financing costs are recognized in the capital accounts to reflect the shares issued. Deferred financing costs related to revolving facilities under the credit facilities are included within other assets on the Consolidated Balance Sheets and are amortized ratably over the term of the Credit Facility.
w) Investments in affiliates and joint ventures
Upon inception or acquisition of a contractual agreement, the Company performs an assessment to determine whether the arrangement contains a variable interest in a legal entity and whether that legal entity is a variable interest entity ("VIE"). Where it is concluded that the Company is the primary beneficiary of a VIE, the Company will consolidate the accounts of that VIE. Other qualitative factors that are considered include decision-making responsibilities, the VIE capital structure, risk and rewards sharing, contractual agreements with the VIE, voting rights and level of involvement of other parties. The Company assesses the primary beneficiary determination for a VIE on an ongoing basis as changes occur in the facts and circumstances related to a VIE. If an entity is determined not to be a VIE, the voting interest entity model will be applied. The maximum exposure to loss as a result of involvement with the VIE is the Company’s share of the investee’s net assets.
The Company utilizes the equity method to account for its interests in affiliates and joint ventures that the Company does not control but over which it exerts significant influence. The equity method is typically used when it has an ownership interest of between 15% and 50% in an entity, provided the Company is able to exercise significant influence over the investee’s operations. Significant influence is the power to participate in the financial and operating policy decisions of the investee.
Under the equity method, the investment in an affiliate or a joint venture is initially recognized at cost. Transaction costs that are incremental and directly attributable to the investment in the affiliate or joint venture are included in the cost. The total initial cost of the investment is attributable to the net assets in the equity investee at fair value.
The carrying amount of investment is adjusted to recognize changes in the Company’s share of net assets of the affiliate or joint venture since the acquisition date.
The aggregate of the Company’s share of profit or loss of affiliates and joint ventures is shown on the face of the Consolidated Statements of Operations and Comprehensive Income, representing profit or loss in the subsidiaries of the affiliate or joint venture. This share of profit or loss is inclusive of any mark-to-market adjustments made by the affiliates or joint ventures. Transactions between the Company and the affiliate or joint venture are eliminated to the extent of the interest in the affiliate or joint venture. When the Company earns revenue on downstream sales to affiliate or joint ventures, it eliminates its proportionate share of profit through equity earnings in affiliates and JVs.

Consolidated Financial Statements December 31, 2024	F - 14	North American Construction Group Ltd.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its affiliate or joint venture. At each reporting date, the Company determines whether there is objective evidence that the investment in the affiliate or joint venture is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, and then recognizes the loss within "equity earnings in affiliates and joint ventures" in the Consolidated Statements of Operations and Comprehensive Income. Upon loss of significant influence over the associate or joint control over the joint venture, the Company measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognized in the Consolidated Statements of Operations and Comprehensive Income.
x) Derivative instruments
The Company may periodically use derivative financial instruments to manage financial risks from fluctuations in share prices. Such instruments are only used for risk management purposes. Derivative financial instruments are subject to standard terms and conditions, financial controls, management and risk monitoring procedures including Board approval for all significant transactions. These derivative financial instruments were not designated as hedges for accounting purposes and were recorded at fair value with realized and unrealized gains and losses recognized in the Consolidated Statements of Operations and Comprehensive Income.
y) Business combinations
Business combinations are accounted for using the acquisition method. Assets acquired and liabilities assumed are recorded at the acquisition date at their fair values. The Company measures goodwill as the excess of the total cost of acquisition over the fair value of identifiable net assets of an acquired business at the acquisition date. Any contingent consideration payable is recognized at fair value at the acquisition date. Any subsequent changes to fair value are recognized in the Consolidated Statement of Operations and Comprehensive Income. Acquisition-related costs of $7,095 in 2023 were expensed when incurred in general and administrative charges.
3. Accounting pronouncements recently adopted
a) Segment reporting
The Company adopted the new standard for segment reporting that is effective for the fiscal year beginning January 1, 2024. In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures. This accounting standard update was issued to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The Company has updated its disclosures to reflect the additional requirements.
4. Recent accounting pronouncements not yet adopted
a) Joint venture formations
In August 2023, the FASB issued ASU 2023-05, Business Combinations - Joint Venture Formations. This accounting standard update was issued to create new requirements for valuing contributions made to a joint venture upon formation. This standard is effective January 1, 2025, with early adoption permitted. The Company is assessing the impact the adoption of this standard and expects it to have no material impact on its consolidated financial statements.
b) Income taxes
In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures. This accounting standard update was issued to increase transparency by improving income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. This standard is effective for the fiscal year beginning January 1, 2025, with early adoption permitted. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
c) Stock compensation
In March 2024, the FASB issued ASU 2024-01, Compensation - Stock Compensation. This accounting standard update was issued to reduce complexity in determining if profit interest awards are subject to Topic 718 and to reduce diversity in practice. This standard is effective for annual statements for the fiscal year beginning January 1, 2025. The Company is assessing the impact the adoption of this standard and expects it to have no material impact on its consolidated financial statements.

Consolidated Financial Statements December 31, 2024	F - 15	North American Construction Group Ltd.

d) Debt with conversion options
In November 2024, the FASB issued ASU 2024-04, Debt - Debt with Conversion and Other Options. This accounting standard update was issued to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20. This standard is effective for annual statements for the fiscal year beginning January 1, 2026. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
e) Expense disaggregation
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures. This accounting standard update was issued to require public entities to disclose additional information about specific expense categories in the notes to financial statements. This standard is effective for annual statements for the fiscal year beginning January 1, 2027. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
5. Accounts receivable

	Note	December 31, 2024	December 31, 2023
Trade	10	$69,411	$65,386
Holdbacks		791	363
Accrued trade receivables		71,933	16,556
Contract receivables		$142,135	$82,305
Other		23,935	15,550
		$166,070	$97,855
6. Revenue
a) Disaggregation of revenue

Year ended December 31,	2024	2023
Revenue by source
Operations support services	$1,121,802	$886,963
Equipment and component sales	40,324	65,282
Construction services	3,661	12,435
	$1,165,787	$964,680

By commercial terms
Time-and-materials	$1,026,027	$583,068
Unit-price	125,728	363,979
Lump-sum	14,032	17,633
	$1,165,787	$964,680

Revenue recognition method
As-invoiced	$1,059,858	$600,744
Cost-to-cost percent complete	65,605	298,654
Point-in-time	40,324	65,282
	$1,165,787	$964,680

Consolidated Financial Statements December 31, 2024	F - 16	North American Construction Group Ltd.

b) Contract balances

	Note	December 31, 2024	December 31, 2023
Contract assets		$4,135	$35,027

Contract liabilities
Contract liabilities		1,944	59
Long-term contract liabilities (included in other long-term obligations)	15	19,027	16,114
		$20,971	$16,173
The decrease in the contract assets balance reflects a shift in the Company's contracts with customers revenue recognition method away from cost-to-cost percent complete scopes and into as-invoiced scopes.
The Company recognized revenue of $59 in 2024 that was included in the contract liability balance as of December 31, 2023 ($1,411 in 2023 that was included in the contract balance as of December 31, 2022).
c) Performance obligations
The following table provides information about revenue recognized from performance obligations that were satisfied (or partially satisfied) in previous periods:

Year ended December 31,	2024	2023
Revenue (derecognized) recognized	$(8,377)	$2,598
These amounts relate to cumulative catch-up adjustments arising from changes in estimated cost of sales on cost-to-cost percent complete jobs and final settlement of constrained variable consideration. In 2024, final settlements of constrained variable consideration included $8,044 of previously recognized revenue that was derecognized as a result of negotiations with the client in exchange for securing a contract extension, and an additional $822 was derecognized upon final settlement of contractual amounts with another customer.
d) Transaction price allocated to the remaining performance obligations
The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

For the year ended December 31,
2025	$174,758
2026	52,930
$227,688
e) Unapproved contract modifications
The Company recognized revenue from variable consideration related to unapproved contract modifications for the year ended December 31, 2024, of $nil (year ended December 31, 2023 - $8,032). The Company has recorded amounts in current assets related to uncollected consideration from revenue recognized on unapproved contract modifications as at December 31, 2024, of $nil (December 31, 2023 - $9,482). In 2024, final settlements of unapproved contract modifications included $8,044 of previously recognized revenue that was derecognized as a result of negotiations with the client in exchange for securing a contract extension, and an additional $822 was derecognized upon final settlement of contractual amounts with another customer.
7. Inventories

	December 31, 2024	December 31, 2023
Repair parts	$48,822	$41,358
Tires and track frames	6,223	6,478
Fuel and lubricants	2,612	1,941
Parts and supplies	57,657	49,777
Parts, supplies and components for equipment rebuilds	15,397	13,898
Customer rebuild work in process	1,027	1,287
	$74,081	$64,962

Consolidated Financial Statements December 31, 2024	F - 17	North American Construction Group Ltd.

8. Property, plant and equipment

December 31, 2024	Cost	Accumulated Depreciation	Net Book Value
Owned assets
Heavy equipment	$598,377	$151,136	$447,241
Major component parts in use	775,672	247,882	527,790
Other equipment	55,443	35,901	19,542
Licensed motor vehicles	19,684	7,895	11,789
Office and computer equipment	10,224	6,988	3,236
Buildings	45,469	5,946	39,523
Capital inventory and capital work in progress	118,829	—	118,829
Land	10,472	—	10,472
	1,634,170	455,748	1,178,422

Assets under finance lease
Heavy equipment	55,663	19,958	35,705
Major component parts in use	26,848	4,976	21,872
Other equipment	3,941	713	3,228
Licensed motor vehicles	7,943	586	7,357
	94,395	26,233	68,162

Total property, plant and equipment	$1,728,565	$481,981	$1,246,584

December 31, 2023	Cost	Accumulated Depreciation	Net Book Value
Owned assets
Heavy equipment	$503,359	$133,448	$369,911
Major component parts in use	747,036	207,969	539,067
Other equipment	49,207	33,952	15,255
Licensed motor vehicles	20,051	7,207	12,844
Office and computer equipment	10,133	6,336	3,797
Buildings	45,681	5,231	40,450
Capital inventory and capital work in progress	84,555	—	84,555
Land	10,472	—	10,472
	1,470,494	394,143	1,076,351

Assets under finance lease
Heavy equipment	64,691	19,435	45,256
Major component parts in use	28,514	9,580	18,934
Other equipment	37	12	25
Licensed motor vehicles	2,555	175	2,380
	95,797	29,202	66,595

Total property, plant and equipment	$1,566,291	$423,345	$1,142,946
9. Finance and operating leases
As a lessee, the Company has finance and operating leases for heavy equipment, shop facilities, vehicles and office facilities. These leases have terms of 1 to 15 years, with options to extend on certain leases for up to five years. The Company generates operating lease income from the sublease of certain office facilities and heavy equipment rentals.

Consolidated Financial Statements December 31, 2024	F - 18	North American Construction Group Ltd.

a) Minimum lease payments and receipts
The future minimum lease payments and receipts from non-cancellable leases as at December 31, 2024, for the periods shown are as follows:

	Payments		Receipts
For the year ending December 31,	Finance Leases	Operating Leases	Operating leases
2025	$19,946	$2,382	$1,262
2026	15,414	2,020	723
2027	11,646	1,537	723
2028	7,048	1,318	723
2029 and thereafter	6,885	9,704	5,271
Total minimum lease payments	$60,939	$16,961	$8,702
Less: amount representing interest	(6,381)	(3,749)
Carrying amount of minimum lease payments	$54,558	$13,212
Less: current portion	(17,340)	(1,771)
Long term	$37,218	$11,441
b) Lease expenses and income

Year ended December 31,	2024	2023
Short-term lease expense	$28,518	$15,305
Operating lease expense	2,242	3,007
Operating lease income	(683)	(6,182)
During the year ended December 31, 2024, depreciation of equipment under finance leases was $16,806 (December 31, 2023 - $11,194). Finance lease obligations are included in long-term debt (note 14).
c) Supplemental information

	December 31, 2024	December 31, 2023
Weighted-average remaining lease term (in years):
Finance leases	3.5	2.6
Operating leases	9.9	10.3
Weighted-average discount rate:
Finance leases	5.65%	5.19%
Operating leases	5.02%	4.59%
10. Investments in affiliates and joint ventures
The following is a summary of the Company's interests in its various affiliates and joint ventures, which it accounts for using the equity method:

Affiliate or joint venture name:	Interest
Nuna Group of Companies ("Nuna")
Nuna Logistics Ltd.	49%
North American Nuna Joint Venture	50%
Nuna East Ltd.	37%
Nuna Pang Contracting Ltd.	37%
Nuna West Mining Ltd.	49%
Mikisew North American Limited Partnership ("MNALP")	49%
Fargo joint ventures "Fargo"
ASN Constructors ("ASN")	30%
Red River Valley Alliance LLC ("RRVA")	15%
NAYL Realty Inc.	49%
Barrooghumba WPH Pty Ltd.	50%
Ngaliku WPH Pty Ltd.	50%

Consolidated Financial Statements December 31, 2024	F - 19	North American Construction Group Ltd.

The following table summarizes the movement in the investments in affiliates and joint ventures balance during the year:

	December 31, 2024	December 31, 2023
Balance, beginning of the year	$81,435	$75,637
Additions arising from the acquisition of MacKellar	—	85
Share of net income	15,299	25,199
Dividends and advances received from affiliates and joint ventures	(7,336)	(21,543)
Derecognition of BNA(i)	(4,061)	—
Intercompany eliminations and other	(645)	2,057
Balance, end of the year	$84,692	$81,435
(i) On October 31, 2024, NACG acquired the remaining 50% interest in BNA Remanufacturing Limited Partnership for $4,210 from BSC Holdings, ULC, resulting in 100% ownership, with no material impact on NACG's financial statements.
a) Affiliate and joint venture condensed financial data
The financial information for the Company's share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

December 31, 2024	Nuna	MNALP	Fargo	Other entities	Total
Assets
Cash	$1,518	$3,197	$78,346	$364	$83,425
Other current assets	36,053	43,424	5,342	1,899	86,718
Non-current assets	18,198	34,393	270,763	7,439	330,793
Total assets	$55,769	$81,014	$354,451	$9,702	$500,936
Liabilities
Contract liabilities	$2,311	$—	$69,683	$4	$71,998
Other current liabilities (excluding current portion of long-term debt)	6,045	37,401	30,528	1,900	75,874
Long-term debt (including current portion)	7,508	30,221	219,516	6,021	263,266
Non-current liabilities	4,765	—	341	—	5,106
Total liabilities	$20,629	$67,622	$320,068	$7,925	$416,244
Net investments in affiliates and joint ventures	$35,140	$13,392	$34,383	$1,777	$84,692

December 31, 2023	Nuna	MNALP	Fargo(i)	Other entities	Total
Assets
Cash	$9,944	$4,184	$87,418	$222	$101,768
Other current assets	34,937	36,060	23,284	4,593	98,874
Non-current assets	23,884	37,103	154,090	10,434	225,511
Total assets	$68,765	$77,347	$264,792	$15,249	$426,153
Liabilities
Contract liabilities	$7,817	$—	$76,481	$52	$84,350
Other current liabilities (excluding current portion of long-term debt)	5,145	29,216	33,122	1,871	69,354
Long-term debt (including current portion)	9,631	36,596	132,818	6,221	185,266
Non-current liabilities	4,985	—	589	174	5,748
Total liabilities	$27,578	$65,812	$243,010	$8,318	$344,718
Net investments in affiliates and joint ventures	$41,187	$11,535	$21,782	$6,931	$81,435
(i) For December 31, 2023, the Company reclassified $18,728 from non-current assets to other current assets to align with a presentation change made by the equity investee in the current year.
As of December 31, 2024, current assets include contract assets of $8,281 for Nuna from variable consideration related to unapproved contract modifications (December 31, 2023 - $8,701).

Consolidated Financial Statements December 31, 2024	F - 20	North American Construction Group Ltd.

Statements of Operations

Year ended December 31, 2024	Nuna	MNALP	Fargo	Other entities	Total
Revenue	$56,994	$294,522	$152,784	$12,837	$517,137
Gross profit	4,045	10,264	33,965	1,181	49,455
(Loss) income before taxes	(3,764)	7,347	10,150	938	14,671
Net (loss) income	$(3,086)	$7,347	$10,150	$888	$15,299

Year ended December 31, 2023	Nuna	MNALP	Fargo	Other entities	Total
Revenue	$165,741	$395,040	$117,543	$7,975	$686,299
Gross profit	9,622	13,954	25,353	709	49,638
Income (loss) before taxes	1,246	10,869	15,344	(1,255)	26,204
Net income (loss)	$1,098	$10,869	$14,522	$(1,290)	$25,199
b) Related parties
The following table provides the material aggregate outstanding balances with affiliates and joint ventures. Accounts payable and accrued liabilities due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing.

	December 31, 2024	December 31, 2023
Accounts receivable	$73,928	$41,157
Contract assets	2,619	12,019
Other assets	112	350
Accounts payable	12,660	3,203
Accrued liabilities	9,070	11,884
The Company enters into transactions with a number of its joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, equipment rental revenue and sales of equipment and components. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. For the years ended December 31, 2024, and 2023, revenue earned from these services was $560,037 and $773,512, respectively. The majority of services are completed through the Mikisew North American Limited Partnership ("MNALP") which performs the role of contractor and subcontracts work to the Company. Accounts receivable balances from MNALP are recorded when MNALP invoices the external customer and are settled when MNALP receives payment. At December 31, 2024, MNALP had recorded accounts receivable of $84,042 on its balance sheet (December 31, 2023 - $61,111).
11. Other assets

	Note	December 31, 2024	December 31, 2023
Deferred financing costs		$4,845	$5,891
Goodwill		520	526
Loans to affiliates and joint ventures		112	350
Derivative financial instruments	16(b)	3,952	229
Long-term prepaid lease payments		416	148
		$9,845	$7,144

Consolidated Financial Statements December 31, 2024	F - 21	North American Construction Group Ltd.

12. Income taxes
Income tax expense differs from the amount that would be computed by applying the federal and provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

Year ended December 31,	2024	2023
Income before income taxes	$60,035	$85,963
Equity earnings in affiliates and joint ventures	(15,299)	(25,199)
	$44,736	$60,764
Tax rate	23.00%	23.00%
Expected expense	$10,289	$13,976
Adjustments related to:
Stock-based compensation	1,241	1,092
Foreign tax rate differential	2,463	2,164
Tax on equity earnings in affiliates and joint ventures	3,519	5,794
Other	(1,562)	(204)
Total income tax expense	$15,950	$22,822

Current income tax expense	$(3,280)	$6,841
Deferred income tax expense	19,230	15,981
Total income tax expense	$15,950	$22,822
The deferred tax assets and liabilities are summarized below:

	December 31, 2024	December 31, 2023
Deferred tax assets:
Non-capital and net capital loss carryforwards	$13,740	$26,713
Finance lease obligations	26,541	23,116
Accrued liabilities	5,721	3,211
Operating lease obligations	3,116	6,161
Stock-based compensation	5,542	4,913
Contingent obligations	17,200	1,229
Acquisition costs	1,470	1,858
Other	7,051	5,611
	$80,381	$72,812

Deferred tax liabilities:
Contract assets	$602	$5,693
Property, plant and equipment	179,581	168,813
Investments in affiliates and joint ventures	12,387	2,266
Operating lease right-of-use assets	3,002	2,827
Deferred financing costs	1,114	1,355
Other	9,073	682
	$205,759	$181,636

Net deferred income tax liability	$125,378	$108,824
Classified as:

	December 31, 2024	December 31, 2023
Deferred tax asset	$—	$—
Deferred tax liability	(125,378)	(108,824)
	$(125,378)	$(108,824)
The Company and its subsidiaries file income tax returns in the Canadian federal jurisdiction, multiple Canadian provincial jurisdictions, the U.S. federal jurisdiction, three U.S state jurisdictions and the Australia federal jurisdiction.

Consolidated Financial Statements December 31, 2024	F - 22	North American Construction Group Ltd.

At December 31, 2024, the Company has non-capital loss carryforwards of $63,213, which expire as follows:

December 31, 2024
2026	$3
2027	278
2032	175
2033	9,095
2037	5
2039	29
2040	406
2041	3,569
2042	3,576
2043	3,398
2044	2,731
No expiry	39,948
$63,213
Of the non-capital loss carryforwards above, $39,948 are in the US jurisdiction with no expiry and the rest are in the Canadian jurisdiction with the expiries listed above.
13. Accrued liabilities

	Note	December 31, 2024	December 31, 2023
Payroll liabilities		$43,355	$28,524
Income and other taxes payable		20,449	26,515
Loans from affiliates and joint ventures		8,299	11,387
Dividends payable	17(d)	3,022	2,674
Other		2,783	3,125
		$77,908	$72,225
14. Long-term debt

	Note	December 31, 2024	December 31, 2023
Credit Facility	14(a)	$395,844	$317,488
Convertible debentures	14(b)	129,106	129,750
Equipment financing	14(c)	253,639	220,466
Mortgage	14(e)	27,600	28,429
Unamortized deferred financing costs	14(f)	(2,596)	(3,514)
		$803,593	$692,619
Less: current portion of long-term debt		(84,194)	(81,306)
		$719,399	$611,313
The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2024, are: $84.2 million in 2025, $117.3 million in 2026, $456.2 million in 2027, $101.9 million in 2028 and $46.6 million in 2029 and thereafter.
a) Credit Facility
On October 24, 2024, the Company entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate. The amended agreement matures on October 3, 2027, with an option to extend on an annual basis, subject to certain conditions. The agreement is comprised solely of a revolving facility that includes a Canadian dollar tranche of $300.0 million (up from $280.0 million) and an Australian dollar tranche of $250.0 million AUD (up from $220.0 million AUD), totaling $522.6 million of lending capacity using the exchange rate in effect as at December 31, 2024. The Credit Facility permits finance lease obligations to a limit of $400.0 million (up from $350.0 million) and certain other borrowings outstanding to a limit of $20.0 million. The permitted amount of $400.0 million for finance lease obligations includes guarantees provided by the Company to certain joint ventures. During the year ended December 31, 2024, financing costs of $1.0 million were incurred in connection with the amended Credit Facility and are recorded in other assets on the Consolidated Balance Sheets.
As at December 31, 2024, there was $34.0 million (December 31, 2023 - $31.3 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $92.7 million (December 31, 2023 - $129.3 million).

Consolidated Financial Statements December 31, 2024	F - 23	North American Construction Group Ltd.

As at December 31, 2024, there was an additional $86.7 million in borrowing availability under finance lease obligations (December 31, 2023 - $60.1 million). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including the finance lease obligations for the joint ventures that the Company guarantees.
The Credit Facility has two financial covenants that must be tested quarterly on a trailing four-quarter basis. As at December 31, 2024, the Company was in compliance with its financial covenants.
•The first covenant is the Total Debt to Bank EBITDA Ratio.
◦"Total Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under the Company's credit facilities (including outstanding Letters of Credit); (iii) mortgage; (iv) promissory notes; (v) financing obligations; (vi) vendor financing, excluding convertible debentures; and (vii) guarantees provided for joint ventures.
◦"Bank EBITDA" is defined as earnings before interest, taxes, depreciation and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, acquisition costs, and certain other non-cash items included in the calculation of net income.
◦The Total Debt to Bank EBITDA Ratio must be less than or equal to 3.5:1.
•The second covenant is the Interest Coverage Ratio which is calculated by dividing Bank EBITDA by Interest Expense.
◦"Interest Expense" is defined as the aggregate amount of interest and other financing charges paid or payable by the Canadian Borrower, on account of such period with respect to Debt, including interest, amortization of discount and financing fees, commissions, discounts, the interest or time value of money component of costs related to factoring or securitizing receivables or monetizing inventory and other fees and charges payable with respect to letters of credit, letters of guarantee and bankers’ acceptance financing, standby fees, the interest component of Capital Leases, all as determined in accordance with GAAP.
◦The Interest Coverage Ratio must be greater than 3.0:1.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Australian Bank Bill Swap Reference Rate ("BBSY"), Canadian bankers’ acceptance rate or the Secured Overnight Financing Rate ("SOFR") (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.40% to 0.70% depending on the Company's Total Debt to Bank EBITDA Ratio. The Credit Facility is secured by a lien on all of the Company's existing and after-acquired property.
The Company acts as a guarantor for drawn amounts under revolving equipment lease credit facilities which have a combined capacity of $115.0 million for Mikisew North American Limited Partnership ("MNALP"), an affiliate of the Company. This equipment lease credit facility will allow MNALP to avail the credit through a lease agreement and/or equipment finance contract with appropriate supporting documents. As at December 31, 2024, the Company has provided guarantees on this facility of $61.7 million. At this time, there have been no instances or indication that payments will not be made by MNALP. Therefore, no liability has been recorded related to this guarantee.

Consolidated Financial Statements December 31, 2024	F - 24	North American Construction Group Ltd.

b) Convertible debentures

	December 31, 2024	December 31, 2023
5.50% convertible debentures	$74,106	$74,750
5.00% convertible debentures	55,000	55,000
	$129,106	$129,750
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.23	$3,531
5.00% convertible debentures	March 20, 2019	March 31, 2026	$25.29	$2,691
Interest on the 5.50% convertible debentures is payable semi-annually in arrears on June 30 and December 31 of each year. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The conversion price is adjusted upon certain events, including: the subdivision or consolidation of the outstanding common shares, issuance of certain options, rights or warrants, distribution of cash dividends in an amount greater than $0.192 for the 5.50% convertible debentures or $0.12 per common share for the 5.00% convertible debentures, and other reorganizations such as amalgamations or mergers.
The 5.50% convertible debentures are redeemable on and after to June 30, 2024, and prior to June 30, 2026 at the option of the Company at the redemption price equal to the principal amount of the debentures plus accrued and unpaid interest thereon up to but excluding the date set for redemption provided, among other things, the current market price is at least 125% of the conversion price on the date on which notice of the redemption is given. On or after June 30, 2026, the debentures may be redeemed at the option of the Company at the redemption price equal to the principal amount of the debentures plus accrued and unpaid interest. During the year ended December 31, 2024, a principal amount of $644 was converted into 26,576 common shares.
Both the 5.00% convertible debentures and the 5.50% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, the Company is required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase. The 5.00% convertible debentures are otherwise not redeemable by the Company.
Subsequent to December 31, 2024, on January 29, 2025, the Company issued a notice of redemption to the holders of 5.50% convertible debentures at a redemption price equal to their principal amount, plus accrued and unpaid interest thereon up to, but excluding, the redemption date of February 28, 2025. Holders had the option to convert debentures into common shares of the Company prior to the redemption date at a price of $24.23 per share until the redemption date. Any unconverted debentures were redeemed for $1,008.86 per $1,000 principal, including accrued interest. Between January 29, 2025 and February 28, 2025, holders elected to convert $72,749 of the outstanding principal amount into 3,002,231 common shares. The Company paid the remaining balance of $1,357 in cash and delisted the debentures from the Toronto Stock Exchange. The Company also derecognized unamortized deferred financing costs of $1,912 related to these debentures.
c) Equipment financing

	Note	December 31, 2024	December 31, 2023
Finance lease obligations	9	$54,558	$52,851
Financing obligations	14(d)	197,018	162,266
Promissory notes		2,063	5,349
Equipment financing		$253,639	$220,466

Consolidated Financial Statements December 31, 2024	F - 25	North American Construction Group Ltd.

Year ended,	December 31, 2024			December 31, 2023
	Additions	Payments	Change in foreign exchange rates	Additions	Payments	Change in foreign exchange rates
Finance lease obligations	$30,377	$(28,860)	$190	$58,675	$(48,601)	$973
Financing obligations	114,930	(77,363)	(2,815)	233,668	(110,306)	6,015
Promissory notes	—	(3,286)	—	—	(5,889)	—
	$145,307	$(109,509)	$(2,625)	$292,343	$(164,796)	$6,988
During the year ended December 31, 2023, the Company assumed $30,516 of finance lease obligations upon the MacKellar acquisition (note 22(a)). Subsequent to the acquisition, the Company paid out $18,509 of the acquired financing lease obligations.
d) Financing obligations
During the year ended December 31, 2024, the Company recorded new financing obligations of $114,930. The financing contracts expire between August 2026 and September 2029. The Company is required to make monthly payments over the life of the contract with annual interest rates between 5.56% and 7.92%
During the year ended December 31, 2023, the Company recorded new financing obligations of $233,668. Of the new financing obligations, $173,430 was assumed upon the MacKellar acquisition (note 22(a)) and $73,657 was extinguished subsequent to the acquisition. The remaining financing contracts assumed upon acquisition expire between March 2024 and October 2028 with annual interest rates between 1.99% and 8.11%. Other new financing contracts expire in September 2026. The Company is required to make monthly payments over the life of the contracts with annual interest rates between 6.72% and 7.17%. The financing obligations are secured by the corresponding property, plant and equipment.
e) Mortgage
The mortgage has a maturity date of November 1, 2046, and bears variable interest at a floating base rate of 5.60% minus a variance of 2.20%, equal to 3.40%. The mortgage is secured by the corresponding land and building in Acheson, Alberta.
f) Deferred financing costs

	December 31, 2024	December 31, 2023
Cost	$6,336	$6,336
Accumulated amortization	3,740	2,822
	$2,596	$3,514
15. Other long-term obligations

	Note	December 31, 2024	December 31, 2023
DSU liabilities	21(c)	$24,096	$21,361
Long-term contract liabilities	6(b)	19,027	16,114
Other		1,588	3,526
		$44,711	$41,001
16. Financial instruments and risk management
a) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis, are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of fair value.
The fair values of the Company’s cash, accounts receivable, accounts payable, and accrued liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes have a carrying value that is not materially different than their fair value due to similar instruments bearing similar interest rates.

Consolidated Financial Statements December 31, 2024	F - 26	North American Construction Group Ltd.

Financial instruments with carrying amounts that differ from their fair values are as follows:

		December 31, 2024		December 31, 2023
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible debentures	Level 1	129,106	168,949	129,750	160,072
Financing obligations	Level 2	197,018	196,240	162,266	159,900
Mortgage	Level 2	27,600	23,993	28,429	22,780
The Company classifies contingent obligations related to contingent consideration on the MacKellar (note 22) and DGI acquisitions, comprised of a contingent payment, deferred consideration and earn-out payments, as Level 3 due to the lack of relevant observable market data over fair value inputs. The contingent obligation is measured at fair value by discounting estimated future payments to the net present value using Level 3 inputs. The Company believes the discount rates used to discount the components of the contingent obligation reflect market participant assumptions.
The contingent payment is based on forecasted performance for a specific MacKellar customer which is expected to be paid in full. The deferred consideration is a MacKellar vendor-provided debt mechanism to be paid out evenly over four years. The determination of the fair value of the contingent consideration related to the earn-out amount required the Company to make significant estimates and assumptions, including estimating the future forecasted net income of MacKellar and the determination of the discount rate. The estimated liability is based on forecasted information and as such, could result in a range of outcomes. The impact of a reasonably possible change of +/- 10% in forecasted net income on the fair value of the earn-out obligation is estimated to be between a $9,423 decrease to a $9,423 increase on the fair value as at December 31, 2024. During the year ended December 31, 2024, there has been no change in the valuation approach or technique.
Reconciliation of Level 3 recurring fair value measurements:

	December 31, 2024	December 31, 2023
Balance, beginning of period	$115,857	$3,862
Additions to level 3	—	114,096
Changes in fair value recognized in earnings	53,206	4,681
Changes in foreign exchange rates	(1,508)	3,587
Payments	(39,689)	(10,369)
Balance, end of the period	$127,866	$115,857
Changes in the fair value of the contingent obligation are due to adjustments in forecasted income estimates and interest accretion expense and are recorded in the Consolidated Statements of Operations and Comprehensive Income. The revised estimates for the year ended December 31, 2024, reflect improved forecasted performance based on recent contract awards and capital investments.
b) Swap agreement
On May 29, 2024, the Company entered into a swap agreement on its common shares with a financial institution for risk management purposes in relation to its stock-based compensation arrangements. During the year ended December 31, 2024, the Company recognized an unrealized gain of $3,952 on this agreement based on the difference between the par value of the shares and the expected price of the Company's shares at contract maturity. The agreement matures on May 31, 2027, and September 31, 2027, respectively, with early termination provisions. The TSX closing price of the shares as at December 31, 2024, was $30.98, resulting in a fair value of $3,952 being recorded to other assets (note 11) on the Consolidated Balance Sheets. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Consolidated Statements of Operations and Comprehensive Income.
On October 5, 2022, the Company entered into a swap agreement on its common shares with a financial institution for risk management purposes in relation to its stock-based compensation arrangements. This swap agreement was completed on January 3, 2024, at which point the Company realized a gain of $229, which had been recorded on the Consolidated Balance Sheets at December 31, 2023.
c) Risk management
The Company is exposed to liquidity, market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates. Management performs a risk assessment on a continual basis to help

Consolidated Financial Statements December 31, 2024	F - 27	North American Construction Group Ltd.

ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.
The Company is also exposed to concentration risk through its revenues which is mitigated by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. The Company has further mitigated this risk through diversification of its operations. This diversification has primarily come through investments in joint ventures which are accounted for using the equity method. Revenues from these investments are not included in consolidated revenue.
d) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages this risk by monitoring and reviewing actual and forecasted cash flows and the effect on bank covenants. The Company meets its liquidity needs from various sources including cash generated by operating activities, cash borrowings under the Credit Facility and financing through operating and financing leases and capital equipment financing. The Company has unused borrowing availability of $92.7 million on the Credit Facility (December 31, 2023 - $129.3 million) and an additional $86.7 million in borrowing availability under finance lease obligations (December 31, 2023 - $60.1 million). The Company believes that it has sufficient cash balances and availability under the Credit Facility to meet its foreseeable operating requirements.
e) Market risk
Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets and contract portfolios. International projects can expose the Company to risks beyond those typical for its activities in its home market, including economic, geopolitical, geotechnical, military, adoption of new or expansion of existing tariffs and/or taxes or other restrictions, sanctions risk, partner or third-party intermediary misconduct risks, and other risks beyond the Company's control, including the duration and severity of the impact of global economic downturns.
Subsequent to year end, the United States announced tariffs on imports from several countries, including 25% tariffs on all goods from Canada and 10% tariffs on Canadian energy imports. While such tariffs would not directly affect the Company, the Government of Canada and certain Provincial governments subsequently announced or threatened certain retaliatory measures, including counter tariffs. The impact of such retaliatory measures, if and when implemented, is subject to a number of factors, including the effective date and duration of such measures, changes in the amount, scope and nature of any applicable tariffs or other measures in the future and any mitigating actions that may become available. The introduction of retaliatory measures could cause some volatility for the Company, primarily related to the price of heavy equipment parts and components. Efforts would be made to mitigate these impacts by purchasing from alternative sources or by passing these escalated costs on to clients. Most of the Company's contracts allow increased prices to be passed on to clients, though the pass-through can lag actual cost increases due to the contract mechanisms normally being triggered by increases in price indexes rather than to direct price increases. Additionally, some clients could be impacted by tariffs or non-tariff measures, resulting in less spending by customers on projects. Higher parts and components costs brought about by tariffs or other measures, or delayed or cancelled projects could have a material adverse effect on the Company's future earnings and financial position.
To manage the exposure related to changes in market risk, the Company has used various risk management techniques. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency. The Company also mitigates these risks through specific contract provisions, insurance coverage and financial instruments where applicable.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
i) Foreign exchange risk
The Company is exposed to foreign exchange risk due to a portion of its operations occurring in currencies other than the Canadian dollar (CAD), primarily the Australian dollar (AUD) and U.S. dollar (USD). Fluctuations in exchange rates may impact the Company’s consolidated financial results, including the Consolidated Statements of Operations and Comprehensive Income and the translation of the Consolidated Balance Sheet. The Company

Consolidated Financial Statements December 31, 2024	F - 28	North American Construction Group Ltd.

reduces foreign exchange risk by having an Australian dollar tranche under the Credit Facility available for borrowings.
The Company also incurs foreign exchange risk through transactions in non-CAD currencies, including purchases of equipment, spare parts, and certain general and administrative goods and services. These exposures are generally short-term, and past exchange rate fluctuations have not had a material impact. When considered significant, the Company may mitigate exposure by transacting in CAD, USD, or AUD. Additionally, the Company’s Credit Facility allows borrowings in both CAD and AUD, providing flexibility to manage currency exposure related to these transactions.
ii) Interest rate risk
The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Interest expense on borrowings with floating interest rates, including the Company’s Credit Facility, varies as market interest rates change. At December 31, 2024, the Company held $395.8 million of floating rate debt pertaining to its Credit Facility (December 31, 2023 – $317.5 million). As at December 31, 2024, holding all other variables constant, a 100 basis point change to interest rates on the outstanding floating rate debt will result in $4.0 million corresponding change in annual interest expense.
The fair value of financial instruments with fixed interest rates fluctuate with changes in market interest rates. However, these fluctuations do not affect earnings, as the Company’s debt is carried at amortized cost and the carrying value does not change as interest rates change.
The Company manages its interest rate risk exposure by using a mix of fixed and variable rate debt.
f) Credit risk
Credit risk is the risk that financial loss to the Company may be incurred if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages the credit risk associated with its cash by holding its funds with what it believes to be reputable financial institutions. The Company is exposed to concentration risk through its revenue which is mitigated by the customers being large investment grade organizations. The Company is also exposed to credit risk through its accounts receivable and contract assets as a significant portion of revenue is derived from a small group of customers. Credit risk for trade and other accounts receivables and contract assets are managed through established credit monitoring activities. The credit worthiness of new customers is subject to review by management through consideration of type of customer and the size of the contract. The Company has also mitigated risk through diversification of its operations through investments in joint ventures and acquisitions. Joint ventures are accounted for using the equity method and therefore the Company's share of revenues, accounts receivable and contract assets are not included in the tables below.
Where the Company generates revenue under its subcontracting arrangement with MNALP, the final end customer is represented in the tables below.
The following customers accounted for 10% or more of total revenues:

Year ended December 31,	2024	2023
Customer A	27%	8%
Customer B	25%	23%
Customer C	11%	27%
Customer D	2%	20%
Customer A related to Heavy Equipment - Australia segment. All remaining significant customers that exceed 10% of revenue in 2024 and 2023 fall under the Heavy Equipment - Canada segment.
The following customers represented 10% or more of accounts receivable and contract assets:

	December 31, 2024	December 31, 2023
Customer 1	23%	2%
Customer 2	20%	22%
Customer 3	6%	16%
Customer 4	6%	13%
Customer 2 relates to the Heavy Equipment - Australia segment. All remaining significant customers that exceed 10% of accounts receivable and contract assets in 2024 and 2023 fall under the Heavy Equipment - Canada segment.

Consolidated Financial Statements December 31, 2024	F - 29	North American Construction Group Ltd.

The Company’s exposure to credit risk for accounts receivable and contract assets is as follows:

	December 31, 2024	December 31, 2023
Trade accounts receivable	$69,411	$65,386
Holdbacks	791	363
Accrued trade receivables	71,933	16,556
Contract receivables, included in accounts receivable	$142,135	$82,305
Other receivables	23,935	15,550
Total accounts receivable	$166,070	$97,855
Contract assets	4,135	35,027
Total	$170,205	$132,882
Payment terms are per the negotiated customer contracts and generally range between net 15 days and net 60 days. As at December 31, 2024, and December 31, 2023, trade receivables and holdbacks are aged as follows:

	December 31, 2024	December 31, 2023
Not past due	$61,443	$53,007
Past due 1-30 days	7,547	8,790
Past due 31-60 days	521	1,772
More than 61 days	691	2,180
Total	$70,202	$65,749
As at December 31, 2024, the Company has recorded an allowance for credit losses of $nil (December 31, 2023 - $nil).
17. Shares
a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding at December 31, 2022	27,827,282	(1,406,461)	26,420,821
Purchase of treasury shares	—	(20,955)	(20,955)
Settlement of certain equity classified stock-based compensation	—	337,229	337,229
Issued and outstanding at December 31, 2023	27,827,282	(1,090,187)	26,737,095
Issued upon conversion of convertible debentures	26,576	—	26,576
Retired through share purchase program	(149,408)	—	(149,408)
Purchase of treasury shares	—	(15,641)	(15,641)
Settlement of certain equity classified stock-based compensation	—	105,500	105,500
Issued and outstanding at December 31, 2024	27,704,450	(1,000,328)	26,704,122
Upon settlement of certain equity classified stock-based compensation during the year ended December 31, 2024, the Company withheld the cash equivalent of 76,542 shares for $2,019 to satisfy the recipient tax withholding requirements (year ended December 31, 2023 - 234,728 shares for $5,479).
b) Net income per share

Year ended December 31,	2024	2023
Net income	$44,085	$63,141
Interest from convertible debentures (after tax)	5,998	5,925
Diluted net income available to common shareholders	$50,083	$69,066

Weighted-average number of common shares	26,772,113	26,566,846
Weighted-average effect of dilutive securities
Dilutive effect of treasury shares	1,048,551	1,260,436
Dilutive effect of 5.00% convertible debentures	2,174,773	2,148,438
Dilutive effect of 5.50% convertible debentures	3,058,440	3,051,020
Weighted-average number of diluted common shares	33,053,877	33,026,740

Basic net income per share	$1.65	$2.38
Diluted net income per share	$1.52	$2.09
For the years ended December 31, 2024, and December 31, 2023, all securities were dilutive.

Consolidated Financial Statements December 31, 2024	F - 30	North American Construction Group Ltd.

c) Share purchase program
On November 4, 2024, the Company commenced a normal course issuer bid ("NCIB") under which a maximum number of 2,087,577 common shares were authorized to be purchased. During the year ended December 31, 2024, the Company purchased and subsequently cancelled 149,408 shares under this NCIB, which resulted in a decrease to common shares of $1,138 and a decrease to additional paid-in capital of $3,173. To support the NCIB, the Company entered into an automatic share purchase plan with a designated broker on January 7, 2025. This plan allows for the purchase of up to 2,087,577 common shares until the NCIB’s expiry on November 3, 2025.
Subsequent to the year ended December 31, 2024, as of March 14, 2025, the Company purchased and subsequently cancelled 55,000 shares under this NCIB, which resulted in a decrease of common shares of $492 and an increase to additional paid-in capital of $830.
d) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q1 2023	February 14, 2023	$0.10	March 3, 2023	April 6, 2023	$2,621
Q2 2023	April 25, 2023	$0.10	May 26, 2023	July 7, 2023	$2,641
Q3 2023	July 25, 2023	$0.10	August 31, 2023	October 6, 2023	$2,674
Q4 2023	October 31, 2023	$0.10	November 30, 2023	January 5, 2024	$2,674
Q1 2024	February 20, 2024	$0.10	March 8, 2024	April 5, 2024	$2,673
Q2 2024	April 30, 2024	$0.10	May 31, 2024	July 5, 2024	$2,673
Q3 2024	July 31, 2024	$0.10	August 30, 2024	October 4, 2024	$2,624
Q4 2024	October 29, 2024	$0.12	November 27, 2024	January 5, 2025	$3,022
18. Segmented information
a) General information
The Company provides a wide range of mining and heavy civil construction services to customer in the resource development and industrial construction sectors within Canada, the United States, and Australia. A significant portion of services are primarily focused on supporting the construction and operation of surface mines. The Company considers the basis on which it is organized, including geographic areas, to identify its operating segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision makers ("CODMs") are the President & CEO and the CFO of the Company.
The Company’s reportable segments are Heavy Equipment - Canada, Heavy Equipment - Australia, and Other. Heavy Equipment - Canada and Heavy Equipment - Australia include all of aspects of the mining and heavy civil construction services provided within those geographic areas. Other includes mine management contract work in the United States, external maintenance and rebuild programs and equity method investments.
Segment performance is evaluated by the CODMs based on gross profit and is measured consistently with gross profit in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Eliminations column.
b) Results by reportable segment

For the year ended December 31, 2024	Heavy Equipment - Australia	Heavy Equipment - Canada	Other	Eliminations	Total
Revenue from external customers	$590,901	$555,301	$19,457	$—	$1,165,659
Revenue from intersegment transactions	—	—	27,742	(27,614)	128
Cost of sales	396,684	381,668	37,306	(26,602)	789,056
Depreciation expense	62,930	105,250	—	(1,497)	166,683
Segment gross profits	131,287	68,383	9,893	485	210,048
Purchase of property, plant and equipment	170,282	109,862	—	—	280,144

Consolidated Financial Statements December 31, 2024	F - 31	North American Construction Group Ltd.

For the year ended December 31, 2023	Heavy Equipment - Australia	Heavy Equipment - Canada	Other	Eliminations	Total
Revenue from external customers	$153,877	$760,590	$25,441	$—	$939,908
Revenue from intersegment transactions	4,731	6,330	21,982	(8,271)	24,772
Cost of sales	104,761	545,477	35,437	(7,147)	678,528
Depreciation expense	13,240	116,660	—	1,419	131,319
Segment gross profits	40,607	104,783	11,986	(2,543)	154,833
Purchase of property, plant and equipment	56,367	146,442	—	—	202,809
Revenue from intersegment transactions includes transactions with the Company's joint ventures accounted for using the equity method which are not eliminated upon consolidation.

Segment assets	December 31, 2024	December 31, 2023
Heavy Equipment - Canada	$1,143,415	$1,079,370
Heavy Equipment - Australia	986,397	718,114
Other	343,690	307,850
Eliminations	(779,238)	(558,856)
	$1,694,264	$1,546,478
c) Reconciliation
Income before income taxes

For the year ended December 31,	2024	2023
Total gross profit for reportable segments	$210,048	$154,833
Less: unallocated corporate items:
General and administrative costs	55,951	56,844
Loss on disposal of property, plant and equipment	767	1,659
Equity earnings in affiliates and joint ventures	(15,299)	(25,199)
Interest expense	59,340	36,948
Change in fair value of contingent obligations	53,206	4,681
Gain on derivative financial instruments	(3,952)	(6,063)
Income before income taxes	$60,035	$85,963
d) Geographic information
Revenue

	2024	2023
Australia	$590,901	$151,789
Canada	566,669	802,932
United States	8,217	9,959
	$1,165,787	$964,680
Revenue from external customers is attributed to countries on the basis of the customer's location.
Long lived assets

	2024	2023
Australia	$581,992	$452,519
Canada	697,060	717,324
	$1,279,052	$1,169,843
Long lived assets consists of property, plant and equipment, lease assets, deferred tax assets, and other assets including intangibles. Geographic information is attributed to countries based on the location of the assets.

Consolidated Financial Statements December 31, 2024	F - 32	North American Construction Group Ltd.

19. Cost of sales

Year ended December 31,	2024	2023
Salaries, wages and benefits	$342,693	$292,226
Repair parts and consumable supplies	247,351	198,730
Subcontractor services	107,636	100,572
Equipment and component sales	27,139	52,928
Third-party equipment rentals	29,524	18,727
Fuel	13,410	8,410
Other	21,303	6,935
	$789,056	$678,528
20. Interest expense, net

Year ended December 31,	2024	2023
Credit Facility	$30,183	$16,781
Equipment financing	14,981	5,046
Convertible debentures	6,874	6,843
Interest on customer supply chain financing	2,539	4,493
Mortgage	951	979
Amortization of deferred financing costs	3,000	1,635
Interest expense	58,528	35,777
Other interest expense, net	812	1,171
	$59,340	$36,948
21. Stock-based compensation
Stock-based compensation expenses included in general and administrative expenses are as follows:

Year ended December 31,	Note	2024	2023
Restricted share unit plan	21(a)	$3,470	$2,702
Performance restricted share unit plan	21(b)	2,501	2,677
Deferred stock unit plan	21(c)	2,735	10,449
		$8,706	$15,828
a) Restricted share unit plan
Restricted Share Units ("RSUs") are granted each year to executives and other key employees with respect to services to be provided in that year and the following two years. The majority of RSUs vest at the end of a three-year term. The Company settles RSUs with common shares purchased on the open market through a trust arrangement.

	Number of units	Weighted-average exercise price $ per share
Outstanding at December 31, 2022	535,898	14.44
Granted	199,468	27.44
Vested	(256,193)	8.77
Forfeited	(13,867)	17.60
Outstanding at December 31, 2023	465,306	23.04
Granted	201,389	26.60
Vested	(120,109)	20.14
Forfeited	(17,100)	27.70
Outstanding at December 31, 2024	529,486	24.86
At December 31, 2024, there were approximately $6,549 of unrecognized compensation costs related to non-vested share-based payment arrangements under the RSU plan (December 31, 2023 – $5,662) and these costs are expected to be recognized over the weighted-average remaining vesting term of the RSUs of 1.6 years (December 31, 2023 – 1.6 years). During the year ended December 31, 2024, 120,109 units vested, which were settled with common shares purchased through a trust arrangement (December 31, 2023 - 256,193 units vested and settled).

Consolidated Financial Statements December 31, 2024	F - 33	North American Construction Group Ltd.

b) Performance restricted share unit plan
Performance Restricted Share Units ("PSUs") are granted each year to senior management employees with respect to services to be provided in that year and the following two years. The PSUs vest at the end of a three-year term and are subject to performance criteria approved by the Human Resources and Compensation Committee at the grant date. The Company settles PSUs with common shares purchased through a trust arrangement.

	Number of units	Weighted-average exercise price $ per share
Outstanding at December 31, 2022	431,714	12.47
Granted	101,597	25.62
Vested	(213,623)	8.48
Outstanding at December 31, 2023	319,688	19.32
Granted	204,303	26.32
Vested	(61,935)	20.14
Forfeited	(50,674)	20.14
Outstanding at December 31, 2024	411,382	22.57
At December 31, 2024, there were approximately $5,141 of total unrecognized compensation costs related to non–vested share–based payment arrangements under the PSU plan (December 31, 2023 - $3,655) and these costs are expected to be recognized over the weighted-average remaining vesting term of the PSUs of 1.7 years (December 31, 2023 - 1.5 years). During the year ended December 31, 2024, 61,935 units vested, which were settled with common shares purchased through a trust arrangement at a factor of 0.55 common shares per PSU based on performance against grant date criteria (December 31, 2023 - 213,623 units at a factor of 1.48 vested and settled).
The Company estimated the fair value of the PSUs granted during the years ended December 31, 2024, and 2023 using a Monte Carlo simulation with the following assumptions:

	2024	2023
Risk-free interest rate	3.83%	4.21%
Expected volatility	36.50%	38.90%
c) Deferred stock unit plan
Prior to January 1, 2021, under the Company’s shareholding guidelines non-officer directors of the Company were required to receive at least 50% and up to 100% of their annual fixed remuneration in the form of DSUs, at their election. The shareholding guidelines were amended effective January 1, 2021, to require directors to take at least 60% of their annual fixed remuneration in the form of DSUs if they do not meet shareholding guidelines, and to take between 0% and 100% of their annual fixed remuneration in the form of DSUs if they do meet shareholding guidelines. In addition to directors, eligible executives can elect to receive up to 50% of their annual short term incentive plan compensation in the form of DSUs.
The DSUs vest immediately upon issuance and are only redeemable upon departure, retirement or death of the participant. DSU holders that are not US taxpayers may elect to defer the redemption date until a date no later than December 1 of the calendar year following the year in which the departure, retirement or death occurred.

Number of units
Outstanding at December 31, 2022	1,020,213
Granted	31,575
Redeemed	(286,152)
Outstanding at December 31, 2023	765,636
Granted	35,945
Outstanding at December 31, 2024	801,581
At December 31, 2024, the fair market value of these units was $30.06 per unit (December 31, 2023 – $27.90 per unit). At December 31, 2024, the current portion of DSU liabilities of $nil was included in accrued liabilities (December 31, 2023 - $nil) and the long-term portion of DSU liabilities of $24,096 was included in other long-term obligations (December 31, 2023 - $21,361) in the Consolidated Balance Sheets. During the year ended December 31, 2024, there were 0 units redeemed (December 31, 2023 - 286,152 units were redeemed and settled in cash for $7,817). There is no unrecognized compensation expense related to the DSUs since these awards vest immediately upon issuance.

Consolidated Financial Statements December 31, 2024	F - 34	North American Construction Group Ltd.

22. Business acquisition
MacKellar Group
On October 1, 2023, the Company acquired 100% of the shares and business of MacKellar Group (“MacKellar”), a privately owned Australia-based provider of heavy earthworks solutions to the mining and civil sectors for total consideration of $179,668 including a cash payment and contingent consideration comprised of a contingent payment based on forecasted performance for a specific customer which is expected to be paid in full, an earn-out mechanism based on MacKellar’s future net income generated over four years, and deferred consideration which is a vendor provided debt mechanism to be paid out evenly over four years and is estimated based on unaudited financial statements at closing. The acquisition of MacKellar significantly expands the Company's capability and allows the Company to serve a highly valuable and diversified base of customers globally.
The following table summarizes the total consideration paid for MacKellar and the fair values of the assets acquired and liabilities assumed at the acquisition date:

October 1, 2023
Cash consideration	$65,572
Earn-out at estimated fair value	79,839
Deferred consideration at estimated fair value	27,014
Contingent payment at estimated fair value	7,243
Total consideration transferred	$179,668

Equipment financing assumed	203,946
Total purchase price	$383,614

Purchase price allocation to assets acquired and liabilities assumed:
Cash	$13,901
Accounts receivable	65,033
Contract assets	713
Inventories	12,155
Prepaid expenses	2,187
Property, plant and equipment	394,394
Investments in affiliates and joint ventures	85
Intangible assets	690
Accounts payable	(45,829)
Accrued liabilities	(22,464)
Other long-term obligations	(16,934)
Deferred income tax liabilities	(20,317)
Third party equipment financing assumed:
Financing obligations	(173,430)
Finance leases	(30,516)
Total identifiable net assets at fair value	$179,668
NACG’s existing Credit Facility funded the partial payout of equipment financing assumed as part of the Transaction in the amount of $73,657 for financing obligations and $18,509 for finance leases.
The gross amount of accounts receivable approximated its fair value with no expected uncollectible amounts as of the acquisition date. The Company engaged a third-party specialist to determine the fair value of the property, plant and equipment using a market based approach, based primarily on the selling price of comparable assets.
During the years ended December 31, 2024, and 2023, the Company recognized $561,944 and $122,519, respectively, of revenue and $64,763 and $13,946, respectively, of net income from MacKellar recorded in the Consolidated Statement of Operations and Comprehensive Income.
The following unaudited pro forma information reflects the impact of the transaction on the Company's consolidated results as if it had occurred on January 1, 2022.

Year ended December 31,	2023	2022
Revenue	$1,296,328	$1,086,460
Net income	89,658	78,261
These pro forma amounts have been calculated after applying NACG accounting policies and adjusting the results of MacKellar to reflect the depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant, and equipment had been applied from January 1, 2022, with the consequential tax effects.

Consolidated Financial Statements December 31, 2024	F - 35	North American Construction Group Ltd.

The unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the combined company would have been if the acquisition had occurred on January 1, 2022, nor are they indicative of future results of operations.
23. Other information
a) Supplemental cash flow information

Year ended December 31,	2024	2023
Cash paid during the year for:
Interest	$64,478	$33,498
Income taxes	15,915	1,370
Cash received during the year for:
Interest	498	446
Income taxes	5,189	—
Non-cash transactions:
Addition of property, plant and equipment by means of finance leases	14,157	28,159
Addition of property, plant and equipment by means of finance leases assumed through acquisition	—	30,516
Increase in assets held for sale, offset by property, plant and equipment	11,878	10,927
Non-cash working capital exclusions:
Net increase in accounts receivable related to realized gain on derivative financial instruments	(4,015)	4,015
Net decrease (increase) in accounts payable and accrued liabilities related to loans from affiliates and joint ventures	3,088	2,113
Net increase in accrued liabilities related to taxes payable	102	367
Net increase in accrued liabilities related to dividend payable	(348)	(576)
Non-cash working capital transactions related to buyout of BNA Remanufacturing Ltd.
Increase in accounts receivable	858	—
Increase in contract assets	498	—
Increase in inventory	4,605	—
Increase in accounts payable	(133)	—
Increase in accrued liabilities	(543)	—
Non-cash working capital transactions related to acquisitions (note 22)
Increase in accounts receivable	—	65,033
Increase in contract assets	—	713
Increase in inventory	—	12,155
Increase in prepaid expenses	—	2,187
Increase in accounts payable	—	(45,829)
Increase in accrued liabilities	—	(22,464)
Non-cash working capital movement from change in foreign exchange rates
(Decrease) increase in accounts receivable	(732)	2,073
(Decrease) increase in contract assets	(564)	23
(Decrease) increase in inventory	(304)	387
(Decrease) increase in prepaid expenses	(37)	70
Decrease (increase) in accounts payable	3,325	(1,727)
Decrease (increase) in accrued liabilities	342	(828)
b) Net change in non-cash working capital
The table below represents the cash provided by (used in) non-cash working capital:

Year ended December 31,	2024	2023
Operating activities:
Accounts receivable	$(72,104)	$57,077
Contract assets	30,826	(18,489)
Inventories	(4,818)	(2,522)
Prepaid expenses and deposits	(579)	6,379
Accounts payable	(32,248)	9,585
Accrued liabilities	9,582	571
Contract liabilities	4,798	(1,967)
	$(64,543)	$50,634

Consolidated Financial Statements December 31, 2024	F - 36	North American Construction Group Ltd.

24. Contingencies
During the normal course of the Company's operations, various disputes, legal and tax matters are pending. In the opinion of management involving the use of significant judgement and estimates, these matters will not have a material effect on the Company's consolidated financial statements.
25. Change in significant accounting policy - Basis of presentation
The following tables summarize the effect of the change in accounting policy (note 2(a)(i)) on the Consolidated Statement of Operations and Comprehensive Income for the year ended December 31, 2024, and 2023:

	Year ended December 31, 2024			Year ended December 31, 2023
	Without change	Effect of change	As reported	As originally reported	Effect of change	As reported
Revenue	$1,169,421	$(3,634)	$1,165,787	$957,220	$7,460	$964,680
Cost of sales	792,300	(3,244)	789,056	671,684	6,844	678,528
Gross profit	210,439	(391)	210,048	154,217	616	154,833
Equity earnings in affiliates and joint ventures	(14,908)	(391)	(15,299)	(25,815)	616	(25,199)
Net income	44,085	—	44,085	63,141	—	63,141
26. Comparative figures
Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year.

Consolidated Financial Statements December 31, 2024	F - 37	North American Construction Group Ltd.